SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 6, 2022

I.	Date, Time and Place: April 6, 2022, at 10 am., exclusively digital, considered as held at Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) headquarters, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the City and State of São Paulo.

II.	Calling and Attendance: Waived, given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: To pass resolutions on the Homologation of the Company’s capital increase, resulting from the exercise of stock options by the participants of the Stock Option Plan.

V.           Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote:

(i)	the Company’s capital increase within the Company’s authorized capital, in the amount of R$ 341,929.72 (three hundred, forty-one thousand, nine hundred and twenty-nine reais and seventy-two cents) upon issuance of forty thousand, five hundred and thirteen (40,513) preferred shares, all nominative with no par value, as a result of the exercise of the stock options by the Participants of the Stock Option Plan (“Plan” and “SOP Capital Increase”). The referred new preferred shares are identical to existing preferred shares and, under the terms of the Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital:

(i.a)	pursuant to Article 171, §3, of Law N. 6404, dated December 15, 1976, the current shareholders of the Company shall not have preemptive rights in the subscription of the shares issued as a result of the SOP Capital Increase; and
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(i.b)	Due to the SOP Capital Increase approved above, the Article 5, caput, of the Company's bylaws shall be read as follows (the wording of the respective paragraphs shall be maintained), after the consolidation approved in an Extraordinary General Meeting to be called in due course:

“Article 5 - The Capital Stock, fully subscribed and paid-up, is of R$ 4,197,301,072.60 (four billion, one hundred and ninety-seven million, three hundred and one thousand, seventy-two reais and sixty cents) represented by three billion, one hundred and seventy-eight million, one hundred and twenty thousand, one hundred and nine (3,178,120,109) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares and three hundred and fourteen million, four hundred and thirty seven thousand, three hundred and ninety-nine (314,437,399) are preferred shares, all of them registered, with no face value."

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 6, 2022

______________________________ Constantino de Oliveira Junior Chairman	_____________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer